Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel:	604 247 4400
Fax:	604 247 0512

News Release

July 7, 2008

Catalyst to permanently close Elk Falls pulp mill

Richmond (BC) – Catalyst Paper announced today the permanent closure of the sawdust pulp and containerboard operation effective Nov. 30, 2008 at its Elk Falls Division in Campbell River. The decision reflects the severe impact of a permanent loss of traditional sawdust supply, as well as significant energy and chemical cost inflation, high labour costs and the heavy toll being taken by the uncompetitive major industry municipal tax levied on the Elk Falls mill.

“Our Elk Prime pulp product is made primarily from sawdust,” said Richard Garneau, president and chief executive officer. “With the permanent closure of the TimberWest sawmill in Campbell River, other coastal sawmill shutdowns, and the reduced sawdust supply from the Interior, it has become clear the Elk Falls sawdust pulp and containerboard mill operating losses would increase significantly if we don’t take this action.”

Closure of the Elk Falls pulp mill will remove 200,000 tonnes of annual sawdust pulp and 131,000 tonnes of annual containerboard capacity.

Notice has been given to CEP Union Locals 630 and 1123. Meetings with employees are underway to outline transition details and develop next steps for the coming months.

Approximately 440 hourly and salaried employees will be impacted by the closure with severance costs estimated to not exceed $21 million. The associated asset impairment charge is estimated to be $137 million. A historically low-return business, Elk Falls’ pulp operating losses continued into the first quarter of 2008. With the sawdust shortage forecasted to increase, there is no realistic prospect of profitable pulp and containerboard production at the Elk Falls mill.

“We know this decision will be difficult on employees and their families, Mr. Garneau said, “and we appreciate all that has been done at the mill to become more competitive. Still, we have not been able to overcome the sawdust supply challenge – which has only worsened with the US housing crisis – and jobs can’t be sustained on the basis of an unprofitable pulp operation.”

The Northern Bleached Softwood Kraft (NBSK) long-fibre pulp business at Catalyst’s Crofton Division is not dependent on sawdust supply and therefore is not affected by this announcement.

Catalyst is a leading producer of mechanical printing papers, headquartered in Richmond, British Columbia, Canada. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With six mills strategically located within western North America, Catalyst has a combined annual capacity of 2.8 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to severance costs and asset impairment charges related to the shutdown of the Elk Falls pulp mill, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions and courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in the management’s discussion and analysis contained in Catalyst’s first quarter 2008 interim report available at www.sedar.com.

For more information:

Lyn Brown
Vice-President, Corporate Affairs
604-247-4713